Exhibit 99.1

Euro Tech Holdings Company Limited Declares Issuance of Bonus Shares

HONG KONG, December 16, 2021 -- Euro Tech Holdings Company Limited (NASDAQ: CLWT) (the “Company”) announced today that its board of directors has authorized the issuance of bonus shares (the “Bonus Shares”), which are issuable on January 21, 2022 to shareholders of record as of January 7, 2022 (the “Record Date”). Shareholders of record on the Record Date will receive one (1) ordinary share for every two (2) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.

Shareholders do not need to take any action to receive the Bonus Shares. Shares held in brokerage accounts and street name should receive the Bonus Shares by credit to their brokerage account. American Stock Transfer and Trust Company, LLC (“AST”) has been appointed as agent for administration of the issuance of the Bonus Shares and any questions should be directed to the attention of AST at (800) 937-5449 or (718) 921-8124.

Forward-Looking Statements

Certain statements contained in this release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements contained in this release relate to, among other things, the Company’s ongoing compliance with the requirements of The NASDAQ Stock Market LLC. They are generally identified by words such as “believes,” “may,” “expects,” “anticipates,” “should’“ and similar expressions. Readers should not place undue reliance on such forward-looking statements, which are based upon the Company’s beliefs and assumptions as of the date of this release. The Company’s actual results could differ materially due to risk factors and other items described in more detail in the “Risk Factors” section of the Company’s Annual Reports on Form 20-F filed with the Securities and Exchange Commission (copies of which may be obtained at www.sec.gov). Subsequent events and developments may cause these forward-looking statements to change. The Company specifically disclaims any obligation or intention to update or revise these forward-looking statements as a result of changed events or circumstances that occur after the date of this release, except as required by applicable law.

CONTACT:

Euro Tech Holdings Company Limited
T.C. Leung, Chairman and Chief Executive Officer
Jerry Wong, Chief Financial Officer
Tel:  (852) 2814-0311
Fax: (852) 2873-4887
http://www.euro-tech.com